SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*

                           Fleetwood Enterprises, Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    339099103
                                    ---------
                                 (CUSIP Number)

                                October 24, 2003
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 339099103                   13G                     Page 2 of 8 Pages

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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Acqua Wellington Opportunity, Ltd.
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
--------------------------------------------------------------------------------

                           5      SOLE VOTING POWER
      NUMBER OF                   0
        SHARES     -------------------------------------------------------------
     BENEFICIALLY
       OWNED BY            6      SHARED VOTING POWER
         EACH                     0
      REPORTING    -------------------------------------------------------------
        PERSON             7      SOLE DISPOSITIVE POWER
         WITH
                                  0
                   -------------------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           OO (A corporation organized under the laws of the British Virgin
               Islands)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 339099103                   13G                     Page 3 of 8 Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Acqua Wellington North American Equities, Ltd. (1)
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
--------------------------------------------------------------------------------

                           5      SOLE VOTING POWER
      NUMBER OF                   0
        SHARES     -------------------------------------------------------------
     BENEFICIALLY
       OWNED BY            6      SHARED VOTING POWER
         EACH                     0
      REPORTING    -------------------------------------------------------------
        PERSON             7      SOLE DISPOSITIVE POWER
         WITH
                                  0
                   -------------------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           OO (A corporation organized under the laws of the British Virgin
               Islands)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

----------
(1) Acqua Wellington North American Equities, Ltd. was formerly known as Acqua Wellington North American Equities Fund, Ltd.

CUSIP No. 339099103                   13G                     Page 4 of 8 Pages

--------------------------------------------------------------------------------


ITEM 1.

(a)      Name of Issuer:

         Fleetwood Enterprises, Inc.

(b)      Address of Issuer's Principal Executive Offices:

         3125 Myers Street
         Riverside, California 92503-5527

ITEM 2.

(a)      Name of Person Filing.
(b)      Address of Principal Business Office or, if none, Residence.
(c)      Citizenship.

         Acqua Wellington Opportunity, Ltd.
         Nemour Chambers
         Road Town, Tortola
         British Virgin Islands

         Acqua Wellington North American Equities, Ltd.
         Nemour Chambers
         Road Town, Tortola
         British Virgin Islands

(d)      Title of Class of Securities:

         Common Stock, par value $1.00 per share

(e)      CUSIP Number:

         339099103

CUSIP No. 339099103                   13G                     Page 5 of 8 Pages

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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.  OWNERSHIP.

         The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of December 31, 2003.

         1.       Acqua Wellington Opportunity, Ltd.

         (a)      Amount beneficially owned: 0 shares of Common Stock

         (b)      Percent of class: 0%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 0

                  (ii)     Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of: 0

                  (iv) Shared power to dispose or to direct the disposition of: 0

         2.       Acqua Wellington North American Equities, Ltd.

         (a)      Amount beneficially owned: 0 shares of Common Stock

         (b)      Percent of class: 0%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 0

                  (ii)     Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of: 0

                  (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

CUSIP No. 339099103                   13G                     Page 6 of 8 Pages

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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Certification pursuant to Rule 13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 339099103                   13G                     Page 7 of 8 Pages

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2004

                                          ACQUA WELLINGTON OPPORTUNITY, LTD.

                                          By: /s/ Deirdre M. McCoy
                                              ------------------------------
                                              Name:  Deirdre M. McCoy
                                              Title: Vice President

                                          ACQUA WELLINGTON NORTH AMERICAN
                                          EQUITIES, LTD.


                                          By: /s/ Anthony L. M. Inder Rieden
                                              ------------------------------
                                              Name:  Anthony L. M. Inder Rieden
                                              Title: Director

CUSIP No. 339099103                   13G                     Page 8 of 8 Pages

--------------------------------------------------------------------------------

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to this Amendment No. 1 to Schedule 13G being filed by Acqua Wellington Opportunity, Ltd. and Acqua Wellington North American Equities, Ltd. in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that this Amendment No. 1 to Schedule 13G to which this Agreement is attached is filed on behalf of the below-named companies, that they are each responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

This Agreement may be executed in counterparts, each of which when so executed and delivered shall be deemed an original and all of which taken together shall constitute but one and the same instrument.

Dated:  February 12, 2004

                                          ACQUA WELLINGTON OPPORTUNITY, LTD.

                                          By: /s/ Deirdre M. McCoy
                                              ------------------------------
                                              Name:  Deirdre M. McCoy
                                              Title: Vice President

                                          ACQUA WELLINGTON NORTH AMERICAN
                                          EQUITIES, LTD.


                                          By: /s/ Anthony L. M. Inder Rieden
                                              ------------------------------
                                              Name:  Anthony L. M. Inder Rieden
                                              Title: Director